COMMONGROUNDS COOPERATIVE

a Michigan nonprofit corporation

Regulation Crowdfunding 2019 Annual Report

MANAGEMENT DISCUSSION & ANALYSIS

Commongrounds Cooperative is a new organization that was formed to acquire financing and develop a specific project. As of April 2021, all financing necessary for construction was completed and closed and construction commenced and is expected to complete in June 2022. During the periods covered in the statements, 2019 and 2020, the Cooperative had financial activity related to finalizing the design and engineering of the building, starting construction, and the staff necessary for basic operations (to complete financing and operate the organization, including project and operations director and communication and engagement consultants). The project is within its projected budget for pre-development and development costs, and raised the necessary capital to commence construction and complete the building. The sources of capital are as described in the financial statements, including the following: primary bank loan ($8 million), secondary CDFI loan ($1.5 million), PACE financing ($1.85 million), MEDC grant ($1.5 million), and additional equity investment by tenant and community owners. Commongrounds anticipates applying for additional grants and seeking some additional equity financing from owners in order to add additional features to the building that contribute to community well-being.

COMPANY RISKS

No operating history

The Company was formed in March 2018 and has no previous operating history or past financial information. The Company has not generated any income to date. The Project is currently in an early phase of construction and is not generating rental income. Due to the Company's lack of operating history and the development status of the Project, the Company is unable to forecast its income with any assurance of accuracy. Therefore, we cannot provide any assurance that the Company will be able to achieve projected income levels or projected interest payments to Investors.

No assurances of sufficient financing; Additional capital may be required

Although the Company believes the proceeds of this Offering, along with other planned financings, will provide adequate funding to develop and successfully support its business plans, there can be no assurances that such funds will be adequate. If the Company's cash requirements exceed current expectations, the Company reserves the right to raise additional equity or debt capital, beyond what is being sought with current efforts. There can be no assurance that adequate additional financing on acceptable terms will be available when needed. The unavailability of sufficient financing when needed would have a material adverse effect on the Company, could require the Company to terminate its operations, and Investors could lose all, or a significant portion of, their investment. Additionally, any new financing that might hereafter be issued by the Company may carry certain rights and privileges senior to those of the Investors in C-1 Investment Certificates and may negatively impact the Investors in C-1 Investment Certificates.

Control of the Company

The Directors comprising the Company's Cooperative Board will have management authority over the majority of the operations of the Company, regardless of the opposition of Investors to pursue an alternate course of action. Investors will have limited rights to vote with respect to the management and limited ability to participate in many decisions regarding management of the Company's business. In addition, Investors should be aware that the Cooperative Board has the sole authority to enter into transactions with related parties that could increase the indebtedness of the Company or create conflicts of interest associated with the operations of the Company, which could have a materially adverse affect on the Company's operations.

The Company is obligated to indemnify its management

Directors of the Company owe certain duties to the Company they serve in connection with the use of its assets. Directors are fiduciaries, and as such are under obligations of trust and confidence to the Company and owners to act in good faith and for the interest of the Company and its owners, with due care and diligence. Notwithstanding the foregoing, the Company is obligated to indemnify Directors of the Company for actions or omissions to act by such Directors of the Company on behalf of the Company that are authorized under the organizational documents of the Company. There are very limited circumstances under which the Directors of the Company can be held liable to the Company. Accordingly, it may be very difficult for the Company or any Investor to pursue any form of action against the management of the Company.

Limited ability to protect intellectual property rights

The Company has not applied for, and has no plans to apply for, intellectual property protection through trademarks or patents. Existing trademarks have been issued for the name 'Commongrounds' for real-estate related purposes. For this reason or others, the Company may become subject to third-party claims that it infringed upon their proprietary rights or trademarks. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against the Company or the payment of damages by the

Company.

No audited financial statements

The Company has not yet sought to have its financial information audited by an independent certified public accountant and there is no assurance that it will do so in the future. All financial information provided in the Offering Materials has been prepared by the Company's management team and has not been reviewed or compiled by an independent accounting firm.

Sufficient insurance coverage

The cost of insurance policies maintained by the Company to protect the Company's business and assets could increase in the future. In addition, some types of losses, such as losses resulting from natural disasters, generally are not insured because they are uninsurable or it is not economically practical to obtain insurance to cover them. Moreover, insurers recently have become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, this could have a material adverse effect on the Company's business, results of operations and financial condition.

Need for additional financing

The Company is looking to raise $11,735,864 in additional equity, long-term debt and grant financing for the Project outside of this Offering. If the Company's gross proceeds from this Offering and other financing sources do not cover estimated Project costs, completion of the Project may be delayed indefinitely, jeopardizing the Company's ability to make distributions to Investors.

Dependence on a single income producing asset

The Project is expected to be, for the foreseeable future, the Company's only asset. As a result, the Company will not have diversified sources of revenue. The prospects of the Company depend upon the Project maintaining its occupancy, rental, and resale value or increasing in such value. The typical risks relating to an investment in real estate will apply to the Project and its ability to meet debt service obligations. These include, but are not limited to:

- Changes in the general economic climate and market conditions of the United States and Traverse City, MI; Changes in the
- occupancy or rental rates of the Project;
- A failure to lease the Project in accordance with the projected leasing schedule;
- Limited availability of mortgage funds or fluctuations in interest rates which may render the sale and refinancing of the Project difficult;
- Unanticipated increases in real estate taxes and other operating expenses;
- Competition from other similar housing and commercial properties;
- Environmental considerations;
- Zoning laws and other governmental rules and policies; and
- Uninsured losses including possible acts of terrorism or natural disasters.

Due to the lack of diversification, any one or more of the preceding factors could materially adversely affect the value of the Project. If the value of the Project were to decrease and the Company were to choose to sell the Project, liquidate and distribute its remaining assets after paying creditors, Investors might not recover the amount of their investment, if Investors were to receive any funds at all.

Dependence on rental income

The Company's income and operating results may vary significantly from projected amounts and fluctuate substantially from month to month due to several factors, many of which are likely to be outside of the Company's control. These factors, each of which could adversely affect results of operations, include:

- Unexpected expenditures for development, construction and other expenses;
- Lease price reductions by the Company, regulations or its competitors or changes in how rent is priced; Actual leasing
- income could be lower than projected rental income due to lower than expected rental demand; A Tenant may
- terminate a lease early;
- Collection of rent may occur in a subsequent year than the year projected due to the requirement or the failure of a Tenant to make rent payments when due;
- Actual expenses could be in excess of projected expenses; Changes in
- the demand for or supply of competitive properties;
- Environmental controls and other governmentally imposed restrictions; Changes in
- state or local tax rates and assessments;
- Changes in general or local economic conditions and acts of God or other calamities; The
- Company's ability to attract, train and retain qualified personnel;
- Change in federal or state laws and regulations;
- Timing and number of strategic relationships that are established; Loss
- of key business partners.

Any projections of the Company's future operating costs will be based upon assumptions as to future events and conditions, which the Company believes to be reasonable, but which are inherently uncertain and unpredictable. The Company's assumptions may prove to be incomplete or incorrect and unanticipated events and circumstances may occur. Due to these uncertainties and the other risks outlined in this section, the actual results of the Company's future operations can be expected to be different from those projected and such differences may have a material adverse effect on the Company's prospects, business or financial condition.

Any projections that prepared or provided by the Company will not be prepared with a view toward public disclosure or complying with the published guidelines of the American Institute of Certified Public Accountants or the Securities Exchange Commission regarding projected financial information. Under no circumstances should such information be construed to represent or predict that the Company is likely to achieve any particular results. The cautionary statements made should be read as being applicable to all related forward-looking statements wherever they appear.

General real estate industry risks

The Company will be subject to all the risks inherent in developing and investing in real estate assets. A major risk of owning real estate is the possibility that the Project will not generate sufficient rental income or other income to meet expenses, including debt service or other required payments, or will decrease in value. Additional risks may include, without limitation, general and local economic and social conditions, the supply and demand for comparable properties, energy shortages and costs, declines in neighborhood property values, changes in tax, zoning, building, environmental and other applicable laws, real property tax rates, changes in interest rates and the availability of mortgage funds which may render the sale of properties difficult or unattractive. Such risks also include fluctuations in operating expenses, which could adversely affect the ability of the Company to meet debt service obligations. These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken, any of which could have an adverse effect on the Company.

Environmental liabilities

Federal, state and local laws may impose liability on a property owner for releases, or the otherwise improper presence on the premises, of hazardous substances without regard to fault or knowledge of the presence of such substances. A property owner may be held liable for environmental releases of such substances that occurred before it acquired title and that are not discovered until after it sells the Property. Although the Company has had an environmental assessment of the Property performed, if any hazardous substances are found at any time on or around the Property, the Company may be held liable for all cleanup costs, fines, penalties and other costs regardless of whether it owned that Property when the releases occurred or the hazardous substances were discovered. If losses arise from hazardous substance contamination that cannot be recovered from a responsible party, the financial viability of the Project may be substantially affected. In an extreme case, the Project may be rendered worthless, or the Company may be obligated to pay cleanup and other costs in excess of the value of the Project.

Phase I and Phase II environmental assessments have been completed for the property. A Baseline Environmental Assessment was submitted to the Michigan Department of Environmental Quality and Commongrounds is not expected to be held liable for hazardous substances identified and reported in the BEA, pursuant to state and federal environmental laws. Subject to state approval, Commongrounds has been allocated brownfield funding to assist with any environmental cleanup required onsite.

Investments in property requiring substantial construction carry significant risks

Because the Property requires substantial construction, there are additional risks relating to the nature of such construction efforts. Construction risks include, but are not limited to, the timeliness of the project's completion, the integrity of appraisal values, and the length of the ultimate construction process. If construction work is not completed (due to contractor abandonment, unsatisfactory work performance, or various other factors) and all available financing has already been expended, then in the event of a default the Company may in some instances borrow significant additional funds to complete the construction work. Any such investment could potentially require that it be repaid by the Company prior to the Investors receiving any distributions on their investment; in such event, the ability of the Investors to realize a return on their investment would be materially adversely affected. Investments involving properties with such development or significant rehabilitation business plans have an increased risk of failure.

No market; Lack of liquidity

There currently is no public or other trading market for the C-1 Investment Certificates being offered or any other securities of the Company and there can be no assurance that any market may ever exist for the C-1 Investment Certificates being offered or any other securities of the Company. If a public market does develop, factors such as competitors' announcements about performance, failure to meet securities analysts' expectations, changes in laws, government regulatory action, and market conditions for the industry in which the Company operates in general could harm the price of the Company's publicly traded securities. The Company has no obligation to register the C-1 Investment Certificates being offered or any other securities under the Securities Act or any state securities laws. Investors should be prepared to hold their C-1 Investment Certificates for an indefinite period.

Restrictions on transferability

The C-1 Investment Certificates offered by the Company have not been registered under the Securities Act, nor any applicable state securities laws, in reliance on the exemption from registration in Securities Act Section 4(a) **(6)** and in accordance with Section 4A and Regulation Crowdfunding (227.100 et seq.). As a result, the C-1 Investment Certificates are subject to restrictions on transferability and resale and may not be transferred or resold by any Investor in the C-1 Investment Certificates during the one-year period beginning when the C-1 Investment Certificates were issued, unless the C-1 Investment Certificates are transferred (i) to the Company; (ii) to an Accredited Investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The term "member of the family of the Investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. In addition, there is no market for the C-1 Investment Certificates being offered and the Company does not expect that any market will be developed in the foreseeable future.

Investors may not receive a return of their investment amounts and there is no guarantee of return

Investors will be entitled to receive a return on their investment only through the C-1 Investment Certificates. The only source of funds for the repayment of the Investors' investment amounts and a return on such investment amounts is the Company's operations. The return to Investors and the future value of the investment will depend on a number of factors which cannot be predicted at this time and which may be beyond the control of the Company. These include the general, local, and industry-related economic conditions. In the event that the Company does not generate sufficient revenues from operations, the Investors may not receive any return at all and may lose a substantial portion (or possibly all) of their investment amounts. Neither the Company nor the Placement Agent makes any representations or warranties with respect to any return on an investment in the Company. There can be no assurance that an Investor will receive any return on an investment in the Company or realize any profits on such Investor's investment in the Company.

The Company anticipates borrowing additional debt senior to the C-1 Investment Certificates

The Company plans to secure a senior bank loan from 4Front Credit Union of up to $8,700,000 (the "Senior Lender", and the "Senior Loan", respectively), which imposes certain conditions on the Company. Any Senior Loan documents will likely contain various representations, covenants (affirmative and negative) and other provisions. Such restrictions, while relatively common in today's real estate financing market, increase the risks of an investment in the Company. If the Company fails to satisfy the covenants, the Senior Lender may declare the Senior Loan in default, in which case, Investors could lose their entire investment in the Company.

Additionally, the Company has issued a class of securities with rights and return provisions senior to those being issued to the Investors in this Offering. In the event that the Company does not generate sufficient revenues from operations, or otherwise has insufficient capital to fund the return provisions of the senior equity securities and the C-1 Investment Certificates, Investors may receive a limited return or no return at all.

Purchase price of the C-1 Investment Certificates may not reflect the value of the C-1 Investment Certificates

The offering price of the C-1 Investment Certificates has been established by the Manager of the Company and is not necessarily indicative of the value of the C-1 Investment Certificates or the Company's asset value, net worth, or other criteria of value. There can be no assurance that this price accurately reflects the current value of the C-1 Investment Certificates.

Investor's ability to withdraw their capital contributions is limited

Investors may not withdraw their capital contributions, except as provided for under the C-1 Investment Certificates, which is contingent upon the Company having means to refinance the withdrawn capital. Otherwise, Investors will be entitled to receive a return of their capital contributions only through distributions in accordance with the C-1 Investment Certificate. The only source of funds for the repayment of Investors' capital contributions is the Company's operations. In the event that Company does not generate sufficient cash flow from operations, or is otherwise unable to refinance, the Investors may not receive a return of their capital contributions.

Investors may be negatively impacted by future offerings, financings, or acquisitions

The issuance or sale of additional C-1 Investment Certificates or other securities of the Company in connection with acquisitions or additional rounds of financing may negatively impact Investors. Subsequent investors may demand and receive terms more favorable than the terms of the C-1 Investment Certificates in this Offering. Please see the Capitalization of the Company section for detail on additional capital raised or to be raised, which may have a negative impact on the C-1 Investment Certificates being offered in this Offering. Since this Company is a non-stock Company, incentive shares cannot be issued and thus do not have an effect on Investors.

Additional corporate actions may have a negative impact on Investors

Approval of the Investors is not required in order for the Company to raise additional capital or enter into any other material transactions. In addition to raising additional capital, if the Company were to repurchase securities and there were fewer C-1 Investment Certificates outstanding, the Company may not have enough cash available for marketing expenses, growth, or operating expenses to reach its goals. If the Company does not have enough cash to operate and grow, the Company may not be able to meet its obligations in the C-1 Investment Certificates, which may result in an entire loss of your investment. The Company cannot predict the market value of its assets, and the proceeds of an asset sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. The Company currently has negative net worth (liabilities exceed assets) and it is unlikely that in the near term, a sale of its assets would result in a premium that is significant enough over book value to generate a return to Investors.

RELATED PARTIES AND CONFLICTS OF INTEREST

Related entities

The Company is subject to various conflicts of interest arising out of its relationship with an affiliated entity, Commongrounds, LLC (the "Affiliate"), a real estate LLC owned by the Company and investors. Certain Members and Directors of the Company are also owners in the Affiliate. The Company and the Affiliate are co-owners of the Property. Because the Company and the Affiliate were organized by the Directors of the Company, these conflicts will not be resolved through arms-length negotiations, but through the exercise of the Cooperative Board's judgment and the Company's investment objectives and policies.

Financial obligations relating to entities under common control

The Company has entered into three separate financial transactions with the Affiliate. Through the first transaction, the Company has an outstanding, unsecured debt obligation with a total outstanding obligation of
$165,325.03. $100,000 of this obligation carries 0% interest, and the remaining $65,325.03 carries 15% interest per annum (beginning 1/1/2019), until it is repaid. The Company anticipates repaying this obligation through the proceeds from the Offering. This obligation constitutes the entire indebtedness of the Company to date.

In the second transaction, as part of the agreement to purchase the land from the seller, the Affiliate entered into an agreement for a $500,000 loan with the seller, which is accruing interest at a 16% interest rate from December 14, 2018 (the estimated total obligation at March 31, 2019 is $522,235). The Company has agreed to pay off this obligation of the Affiliate as its capital contribution as a member of the Affiliate. The Company anticipates repaying this obligation through the proceeds from the Offering.

Lastly, the Affiliate previously raised $650,000 in equity (the "Affiliate Capital") to purchase the land for the Project, which is co-owned by the Affiliate and the Company. In return for the Affiliate Capital, the Affiliate is entitled to a 250% buyout on 75% of the capital contributed in Year 10. On the other 25% of the capital contributed, the Affiliate is entitled to annual interest payments of 7.5% and a 150% buyout in Year 10. There are no voting rights afforded to the Affiliate in association with the Affiliate capital, however the return provisions outlined herein will be senior in preference to the C-1 Investment Certificates contemplated in this Offering. If there were to be insufficient capital available to pay both the obligations to the Affiliate and the obligations to the Investors in this Offering, the Investors in this Offering may not receive a return on investment or a return of their initial capital contribution.

CAPITALIZATION AND PREVIOUS SECURITIES OFFERINGS

Capitalization of the Company

To this point, the Company has been funded through membership fees and the Affiliate Capital. The Company may also be financed through outside debt or investment capital from the Members, as conducted through this Offering. The Company is a Michigan nonprofit corporation organized under the Consumer Cooperative Act, MCL 450.3100, and has elected to operate on a non-stock basis. Therefore, voting power is not determined by stock ownership, but by a Stakeholder Roles Chart as defined in the Bylaws. While certain actions of the Cooperative Board require a vote from Members of the Company, the majority of the decision-making is held at the Cooperative Board level. The Board is currently comprised of three members, Kate Redman, Chris Treter, and Richard Anderson, each with equal voting power (33.33%). Consult the Bylaws for additional information.

Previous securities offerings of the Company

The Company has not previously raised outside capital, however the Company has a concurrent private offering (the "Private Offering"), raising up to $2,000,000 through the issuance of the same C-1 Investment Certificates contemplated in this Offering, being offered under an exemption from registration using Regulation D, Rule 504. The use of funds raised in the Private Offering are for land acquisition and location buildout. The investors in the Private Offering will receive the same terms and rights as the Investors participating in this Offering.

DIRECTORS AND OFFICERS OF THE COMPANY

Kate Redman

Dates of Board Services: March 2018-Present
Principal Occupation: Corporate and Real Estate Attorney
Employer: Commonplace/Commonplace Law Dates
of Service: January 2017-Present
Employer's Principal Business: Corporate Law and Operating Nonprofit Co-working/Office Space Title:
Founder/Director
Responsibilities: Opened and operated co-working and office space; operated legal services firm serving 100+ nonprofit/business/cooperative clients.
Positions within the Company
Board of Directors/Officer (March 2018-Present)
Project Director/Staff (November 2017-Present)
Other Experience
Employer: Olson, Bzdok & Howard, PC
Dates of Service: Partner (2016), Associate (2010-2015) Employer's
Principal Business: Legal services
Title: Partner, Associate
Responsibilities: Provided legal services in areas of corporate, real estate, and municipal law. Assisted with business and client development.

Chris Treter

Dates of Board Services: March 2018-Present Principal
Occupation: Small Business Owner
Employer: Higher Grounds Trading Company; On the Ground (Non-profit)
Dates of Service: 2002-Present

Employer's Principal Business: Import, manufacture, and sale of coffee; retail coffee and cafe

Title: Founder/Director

Responsibilities: Director and founder of Higher Grounds and On the Ground. Experienced Director with a demonstrated history of working in the specialty coffee industry. Skilled in Nonprofit Organizations, Corporate Social Responsibility, Business Planning, Sales, and Event Management. Strong professional with a Master's degree focused in Organizational Management for Social Change from School for International Training.

Positions within the Company

Board of Directors/Officer (March 2018-Present)

Project Development (January 2017-Present)

Richard Anderson

Dates of Board Services: October 2018-Present

Principal Occupation: Small Business Owner

Employer: Iron Fish Distillery Dates

of Service: 2015-Present

Employer's Principal Business: Farm distillery, manufacture and sale of craft spirits Title:

Founder, Chief Operations

Responsibilities: Operations Director and Founder. Oversees and responsible for operations and development of company.

Positions within the Company

Board of Directors/Officer (October 2018-Present)

Other Experience

Employer: Integral Assets Consulting Dates

of Service: 2010-Present

Employer's Principal Business:A consulting firm providing organizational development and strategic planning services to nationally recognized commercial social ventures, corporate and community foundations and private companies.

Title: Founder, Director

Responsibilities: Director and consultant on strategy, community change, and business development and technology commercialization for commercial, technology and impact enterprises. He mentored early stage companies commercializing new technologies sponsored by the MTEC SmartZone and Michigan Tech and a founder of Innovation Shore Angel Network a newly organized angel seed fund operating in the Upper Peninsula and he helped to establish the Innovate Marquette Smart Zone.

PENDING LITIGATION

Although management is unaware of any threatened or pending litigation against the Company or management, there can be no assurance that future claims will not be asserted and that, even if without merit, the cost to defend against such claims would not be significant, thus having a material adverse effect on the Company's business, financial condition and results of operations. The Company has never filed any lawsuit against any other person or entity, or been the subject of a lawsuit.